

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2015

Arusyak Sukiasyan
President
Illumitry Corp.
Sasunci Davit Square
Yerevan, Armenia

> **Re:** **Illumitry Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on July 24, 2015**
> **File No. 333-202841**

Dear Ms. Sukiasyan:

We have reviewed amended your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2015 letter.

General

1.   We note that you filed a current report on Form 8-K on July 10, 2015 to report a change in accountants. Please note that Section 15(d) reports should not be filed unless and until your registration statement on Form S-1 is declared effective. Refer to Rules 15d-1 and 15d-11 of the Securities Exchange Act of 1934. Please revise to disclose the change in accountants and include all the disclosures required by Item 304 of Regulation S-K, including the letter regarding the change in certifying accountant. See Item 601(b)(16) of Regulation S-K.

2.   We note your response to prior comment 1. Please disclose on your prospectus cover page that you are a shell company.

Prospectus Summary, page 3

3.   We note your response to prior comment 4 and reissue the comment. You have not disclosed the number of months you will be able to operate with currently-available cash reserves. Please clearly state the number of months you will be able to operate with currently-available cash reserves here, in the first risk factor on page 5 and the Liquidity and Capital Resources disclosure on page 19. You should not assume receipt of any loans or offering proceeds in this disclosure.

4.   It is still unclear whether Ms. Sukiasyan has loaned to you the $10,900. You state in your response to prior comment 1 that Ms. Sukiasyan has agreed to loan you up to $10,900, but in the registration statement, you state that as of March 31, 2015, Ms. Sukiasyan has loaned $10,900 to you. Please clarify.

Dilution, page 12

5.   We note your revised disclosure in response to prior comment 8 and reissue the comment. Your disclosure continues to state that you had a positive net tangible book value per share as of March 31, 2015, when it appears that you had a negative net tangible book value per share. Furthermore, it appears that your net tangible book value and net tangible book value per share calculations for each percentage of assumed offering proceeds are not correct. Please provide the details of these calculations in your response letter.

Plan of Operation, page 16

6.   We note the revised disclosure in response to prior comment 11 and reissue the comment. In this regard, we note that you have not revised your disclosure to discuss your plan of operations in the event you do not receive the loan funds from your officer. Further, you have not discussed your plan of operations if you sell a smaller portion of the offering, such as ten or 15% of the offered shares. Please revise.

Certain Relationships and Related Transactions, page 25

7.   We note your response to prior comment 13 and reissue the comment. Please clarify whether the $7,900 loan outstanding as of December 31, 2014 is included in the $10,900 loan. If not, please revise to provide the information required by Item 404(a) of Regulation S-K with regard to the $7,900 loan and tell us whether there is an agreement that governs the terms of the $7,900 loan.

       You may contact Melissa Walsh, Staff Accountant at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Diane J. Harrison, Esq.
       Harrison Law, P.A.